UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 14, 2004**

FINANCIAL FEDERAL CORPORATION
(Exact name of Registrant as specified in its charter)

Nevada	**1-12006**	**88-0244792**
(State of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

733 Third Avenue, New York, New York 10017
(Address of principal executive offices) (Zip Code)

(212) 599-8000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement**

On October 14, 2004, Financial Federal Corporation granted 10,000 shares of restricted stock to its Chairman, Chief Executive Officer and President, Paul R. Sinsheimer, under its 2001 Management Incentive Plan as part of Mr. Sinsheimer's fiscal 2004 performance bonus. The restricted stock vests in five equal annual installments commencing in October 2005 subject to Mr. Sinsheimer's continued service and further subject to earlier vesting upon a qualifying termination of Mr. Sinsheimer's employment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL FEDERAL CORPORATION
(Registrant)

By: /s/ Steven F. Groth
        Senior Vice President and
        Chief Financial Officer (Principal
        Financial Officer)

October 20, 2004
(Date)